*AB 3/20

14048765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 34709 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Synovus Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1148 Broadway
(No. and Street)

| Columbus | GA | 31901 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles West 706-644-8249
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

| 303 Peachtree Street | Atlanta | GA | 30308 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

DD 3/24/14

SYNOVUS®

Synovus Securities, Inc. • 1137 1st Avenue • 2nd Floor • Columbus, GA 31901

## Oath or Affirmation

February 28, 2014

I, Charles G. West, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Synovus Securities, Inc., as of and for the year ended December 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified solely as that of a customer.

Signature

Charles G. West

VP, Financial Principal

Title

Mary L. Bass

Notary Public

MARY L. BASS NOTARY PUBLIC COMMISSION EXP. AUGUST 15, 2015 MUSCOGEE COUNTY GA

# SYNOVUS SECURITIES, INC.

(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Financial Condition

December 31, 2013 and 2012

(With Reports of Independent Registered Public Accounting Firm Thereon)

**SYNOVUS SECURITIES, INC.**
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Financial Condition

December 31, 2013 and 2012

## Table of Contents

KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Synovus Securities, Inc.:

We have audited the accompanying statements of financial condition of Synovus Securities, Inc. as of December 31, 2013 and 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the statements of financial condition (the financial statements).

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of this financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that is free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements referred to above presents fairly in all material respects, the financial position of Synovus Securities, Inc. as of December 31, 2013 and 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Atlanta, Georgia
February 28, 2014

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Financial Condition

December 31, 2013 and 2012

| Assets | | 2013 | 2012 |
|---|---|---|---|
| Cash and cash equivalents | $ | 14,898,551 | 10,456,517 |
| Trading securities | | 6,112,890 | 11,121,332 |
| Receivable from clearing organization | | 4,048,210 | 2,523,728 |
| Income tax receivable from Parent | | 331,636 | 274,365 |
| Receivable from affiliates | | 61,926 | 116,044 |
| Furniture, fixtures, equipment, and leasehold improvements, net | | 670,453 | 806,796 |
| Goodwill | | 39,359 | 39,359 |
| Deferred income taxes | | 1,564,533 | 1,605,817 |
| Other receivables | | 706,195 | 551,084 |
| Other assets | | 305,149 | 323,861 |
| Total assets | $ | 28,738,902 | 27,818,903 |
| **Liabilities and Stockholder's Equity** | | | |
| Liabilities: | | | |
| Accounts payable and accrued expenses | $ | 1,713,600 | 1,910,716 |
| Accrued expenses payable to Parent | | 119,214 | 307,380 |
| Payables to affiliates | | 1,483,559 | 2,138,844 |
| Payables to clearing organization | | 281,715 | 546,414 |
| Securities sold, not yet purchased | | 1,762,818 | 90,770 |
| Deferred rent | | 1,275,262 | 1,321,842 |
| Total liabilities | | 6,636,168 | 6,315,966 |
| Stockholder's equity: | | | |
| Common stock, $1 par value. Authorized, 100,000 shares; issued and outstanding, 500 shares | | 500 | 500 |
| Additional paid-in capital | | 25,077,744 | 24,744,393 |
| Accumulated deficit | | (2,975,510) | (3,241,956) |
| Total stockholder's equity | | 22,102,734 | 21,502,937 |
| Commitments and contingencies (see notes 11 and 12) | | | |
| Total liabilities and stockholder's equity | $ | 28,738,902 | 27,818,903 |

See accompanying notes to financial statements.

## (1) General Information and Summary of Significant Accounting Policies

### *(a) Business*

Synovus Securities, Inc. (the Company) is a wholly owned subsidiary of Synovus Financial Corp. (Synovus or Parent). The Parent is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA). The Company is registered as an introducing broker dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities include full-service brokerage services, investment advisory services, investment banking, capital markets transactions, and economic research. Securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation.

### *(b) Basis of Financial Statement Presentation*

The statements of financial condition (the financial statements) have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from these estimates.

### *(c) Cash and Cash Equivalents*

Cash and cash equivalents include cash in banks, interest-bearing deposits with banks, and money market funds.

### *(d) Securities Transactions*

All trading securities are recorded at trade date and are carried at fair market value, as determined by either a quote on a market exchange or an indicative broker quote.

### *(e) Receivable from and Payables to Clearing Organization*

The Company clears its proprietary securities transactions and securities transactions for customers through a nonaffiliated clearing organization on a fully disclosed basis. Receivable from clearing organization represents amounts receivable and payable for securities transactions that have not reached their contractual settlement date, recorded on a net basis, amounts receivable for securities failed to deliver, and net commissions due from the clearing organization. Payables to clearing organization include amounts payable for securities failed to receive. As of December 31, 2013 and 2012, there were $0 and $211,710 fails to receive, respectively.

### *(f) Furniture, Fixtures, Equipment, and Leasehold Improvements*

Furniture, fixtures, and equipment are reported at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the shorter of the useful life of the leasehold assets or lease term.



(Continued)

The Company reviews long-lived assets, such as premises and equipment, for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable.

*(g)* ***Income Taxes***

The Company's operating results are included in the consolidated income tax returns of Synovus. The Company accrues income tax on a stand-alone basis based on the Company's profitability, not that of Synovus.

The Company accounts for income taxes using the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income of the Company in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company follows the provisions of ASC 740-10, *Income Taxes*. ASC 740-10, *Income Taxes* establishes a single model to address accounting for uncertain tax positions. ASC 740-10 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10, *Income Taxes* also provides guidance on derecognition measurement classification, interest and penalties, accounting in interim periods, disclosure, and transition. ASC 740-10, *Income Taxes* provides a two-step process in the evaluation of a tax position. The first step is recognition. A company determines whether it is more likely than not that a tax position will be sustained upon examination, including a resolution of any related appeals or litigation processes, based upon the technical merits of the position. The second step is measurement. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company has no uncertain tax positions.

*(h)* ***Goodwill***

Goodwill, which represents the excess of cost over the fair value of net assets acquired of purchased companies is not amortized, but instead tested for impairment at least annually. The Company has determined that there was no goodwill impairment in its annual impairment assessment for each of the years ended December 31, 2013 and 2012.

*(i)* ***Deferred Rent***

Rent expense is recognized on a straight-line basis over the term of the respective lease. Beginning in 2007, the Company leases certain office space, a portion of which is used by three affiliates. Only the rent associated with the space the Company occupies is recorded as rent expense. Per agreement with the affiliates, the deferred rent balances for the entire lease is recorded on the books of the Company. Also in 2007, the Company received an allowance for tenant improvements, which is

being amortized on a straight-line basis over the term of the lease. The unamortized balance is included in deferred rent on the accompanying statements of financial condition.

### (j) *Recent Accounting Pronouncements*

Effective, January 1, 2013, the Company adopted the provisions of Accounting Standards Update (ASU) 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities,* and ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*. ASU 2011-11 requires additional disclosures about financial instruments and derivative instruments that are offset or subject to an enforceable master netting arrangement or similar agreement. ASU 2013-01 clarifies that the disclosure requirements of ASU 2011-11 do not apply to trade receivables. The ASU also clarifies that the disclosure requirements in ASU 2011-11 apply to repurchase and reverse repurchase agreements, securities borrowing and lending agreements that are either offset on the balance sheet or subject to an enforceable master netting arrangement or similar agreement, and derivates accounted for in accordance with ASC 815, *Derivatives and Hedging*. The Company does not have financial instruments that are subject to the new requirements of ASU 2011-11; therefore, the clarifying ASU did not affect the Company's financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment.* This ASU permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The ASU was effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company implemented the provisions of ASU 2011-08 as of January 1, 2012. The new guidance did not have a significant impact on the financial statements.

In April 2011, the FASB issued ASU 2011-03, *Transfers and Servicing: Reconsideration of Effective Control for Repurchase Agreements*, regarding the evaluation of certain terms in repurchase agreement, which impact the determination of whether a repurchase arrangement should be accounted for as a secured borrowing or a sale. The new guidance removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially agreed terms, even in the event of default by the transferee. This new guidance was effective prospectively for any applicable transactions, or modifications of existing transactions, that occur on or after October 1, 2012. This new guidance did not have any significant impact on the financial statements.

### (k) *Reclassifications*

Certain amounts in the 2012 financial statements have been reclassified to conform with the 2013 presentation.



(Continued)

## (2) Regulatory Requirements

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital, as defined, of $17,943,284, which was $17,668,641 in excess of its required net capital of $274,643. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was 0.23 to 1.

## (3) Trading Securities

Estimated fair values of trading securities at December 31, 2013 and 2012 are as follows:

| | | 2013 | 2012 |
|---|---|---|---|
| Mortgage-backed securities | $ | 3,219,109 | 3,414,492 |
| Obligations of U.S. government agencies | | 2,464,931 | 7,255,496 |
| Municipal securities | | 428,850 | 451,344 |
| | $ | 6,112,890 | 11,121,332 |

The Company has an established process for determining fair values. Fair value is based upon quoted market prices, where available. If quoted market prices are not available, fair values are estimated using bid prices and quoted prices of pools or tranches of securities with similar characteristics. Valuation adjustments may be made in rare circumstances to ensure that financial instruments are recorded at fair value. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

## (4) Receivables from and Payables to Clearing Organizations

The balances shown as receivables from and payables to broker dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at December 31, 2013 and 2012 were as follows:

| | | 2013 | 2012 |
|---|---|---|---|
| Receivables: | | | |
| Clearing organizations and other (net commissions) | $ | 4,048,210 | 2,523,728 |
| Payables: | | | |
| Securities failed to receive | $ | — | 211,710 |
| Trades pending settlement | | 281,715 | 334,704 |
| | $ | 281,715 | 546,414 |

## (5) Furniture, Fixtures, Equipment, and Leasehold Improvements

Furniture, fixtures, equipment, and leasehold improvements, net consist of the following at December 31, 2013 and 2012:

| | | 2013 | 2012 |
|---|---|---|---|
| Furniture and fixtures | $ | 1,045,360 | 1,044,674 |
| Computer equipment and purchased software | | 834,998 | 826,807 |
| Leasehold improvements | | 996,675 | 996,675 |
| Furniture, fixtures, equipment, and leasehold improvements | | 2,877,033 | 2,868,156 |
| Less accumulated depreciation and amortization | | (2,206,580) | (2,061,360) |
| Furnitures, fixtures, equipment, and leasehold improvements, net | $ | 670,453 | 806,796 |

## (6) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities as of December 31, 2013 and 2012 are presented below:

| | | 2013 | 2012 |
|---|---|---|---|
| Deferred income tax assets: | | | |
| Purchase price allocation on Robert Andrews Securities, Inc. | $ | 286,678 | 419,207 |
| Accrued bonus | | 348,869 | — |
| Accrued stock option expense | | 222,038 | 213,066 |
| Employee benefits | | 90,532 | 78,977 |
| Deferred fee income | | 9,439 | 253,832 |
| Donations | | 4,293 | 3,818 |
| Depreciation | | 61,500 | 22,355 |
| Deferred rent | | 496,714 | 515,122 |
| State bonus depreciation & NOL carryforward | | 270 | 270 |
| Restricted stock awards | | 70,906 | 123,513 |
| Gross deferred income tax assets | | 1,591,239 | 1,630,160 |
| Deferred income tax liabilities: | | | |
| Prepaid expenses | | (24,344) | (22,091) |
| Depreciation | | (2,362) | (2,252) |
| Gross deferred income tax liabilities | | (26,706) | (24,343) |
| Net deferred tax assets | $ | 1,564,533 | 1,605,817 |



(Continued)

There was no valuation allowance for deferred tax assets at December 31, 2013 and 2012. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income by the Company during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefits of these amounts in computing the Company's income taxes on a standalone basis.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses. The return to provision adjustments relates primarily to state income tax deductions applied to the federal tax expense.

## (7) Line of Credit

### *Margin Line of Credit*

The Company has access to a margin line of credit from its clearing organization. Credit availability is based on net equity in proprietary positions. Interest on the line is calculated based on the prevailing federal funds target rate plus 50 basis points. The weighted average balance outstanding on the margin line of credit during 2013 was approximately $1,288,000. The margin line of credit was not utilized in 2012.

### *Line of Credit with Synovus Bank*

As an additional source of financing, the Company established a line of credit with an affiliated company, Synovus Bank, which is also a wholly owned subsidiary of Synovus, to be used for settlement requirements related to buying, selling, and trading securities. The line of credit expired on November 1, 2012 and was not renewed. The line of credit was not utilized during 2012.

## (8) Securities Sold, Not Yet Purchased

Securities sold, not yet purchased represent obligations of the Company to purchase securities at a future date at the then-current market price. This obligation is recorded at the fair value of the securities to be purchased. The securities sold, not yet purchased are comprised of mortgage-backed securities of $1,762,818 and $90,770 as of December 31, 2013 and 2012, respectively. Because securities sold, not yet purchased represent obligations of the Company to purchase securities at a future date at the then-current market price, the fair value of the securities is likely to fluctuate prior to the date they are purchased due to changes in market interest rates of similar securities.

## (9) Employee Benefits

### *(a) Retirement Plans*

For the year ended December 31, 2013, the Company provided a 100% matching contribution on the first 4% of eligible employee 401(k) contributions. For the year ended December 31, 2012, the Company did not make contributions to the 401(k) plan. Prior to 2013, the Company had three

separate non-contributory retirement and benefit plans consisting of money purchase pension, profit sharing, and 401(k) plans; these plans covered all eligible employees. Annual discretionary contributions to these plans were previously set each year by the Synovus Board of Directors, but could not exceed amounts allowable as a deduction for federal income tax purposes. Effective January 1, 2013, Synovus made changes to the 401(k) plan and froze the money purchase pension plan; the money purchase pension plan was merged into the profit sharing plan on July 1, 2013. The Company made an aggregate contribution for eligible employees to the money purchase pension plan of 3.0% of eligible salaries for the year ended December 31, 2012. For the years ended December 31, 2013 and 2012, the Company did not make contributions to the profit sharing plan.

For the year ended December 31, 2013, the Company had a stock purchase plan for employees whereby the Company made contributions equal to 15% of every $1 of employee voluntary contributions according to the years of service schedule, subject to certain maximum contribution limitations. Prior to 2013, the Company made contributions equal to 50% of employee investments. The funds are used to purchase outstanding shares of Synovus common stock.

*(b)* ***Share-Based Payment Arrangements***

Synovus has a long-term incentive plan under which the Compensation Committee of the Board of Directors of Synovus has the authority to grant share-based awards to the Company's employees. This incentive plan permits grants of share-based compensation including stock options, nonvested shares, and restricted share units. The grants generally include vesting periods ranging from three to five years and contractual terms of ten years. Stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant-date. Nonvested shares and restricted shares units are awarded at no cost to the recipient upon their grant. Synovus has historically issued new shares to satisfy share option exercises and share unit conversions.

During 2013 and 2012, employees of the Company exercised certain nonqualified stock options of Synovus. The excess income tax deficiency of ($12,186) and ($22,451) associated with Synovus' deduction of the related compensation amount for the Company's employees was allocated to the Company and recorded in additional paid-in capital in 2013 and 2012, respectively.

Compensation expense recognized by Synovus, in conjunction with stock options and restricted share units granted to the Company's employees, is allocated to the Company and recorded in additional paid-in capital.

**(10) Transactions with Affiliates**

The Company had cash balances of $1,647,705 and $1,381,038 on deposit at Synovus Bank, which is also a wholly owned subsidiary of Synovus, as of December 31, 2013 and 2012, respectively.

The Company had amounts due to Synovus of $119,214 and $307,380 as of December 31, 2013 and 2012, respectively, excluding income tax related balances. The majority of these balances related to the Company's accrued contributions for employee benefit plans. The income taxes receivable from Synovus was $331,636 and $274,365 as of December 31, 2013 and 2012, respectively. The Company had amounts due to affiliated companies of $1,483,559 and $2,138,844 as of December 31, 2013 and 2012, respectively,

related to the revenue sharing agreement with certain banking affiliates. All intercompany amounts are noninterest bearing and due on demand.

## (11) Commitments

The Company has noncancelable operating leases for office space. At December 31, 2013, minimum required payments under these agreements were as follows:

| | | |
|---|---|---|
| 2014 | $ | 713,283 |
| 2015 | | 911,931 |
| 2016 | | 939,284 |
| 2017 | | 967,405 |
| 2018 | | 996,481 |
| Thereafter | | 3,271,052 |
| Total lease commitments | $ | 7,799,436 |

## (12) Contingencies

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of its business and have not been finally adjudicated. In addition, from time to time, the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, the outcome of these matters will not have a material adverse effect on the financial condition of the Company.

## (13) Fair Value Accounting

ASC 820-10, *Fair Value Measurements and Disclosures* establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements.

ASC 825-10-15, *Fair Value Measurements and Disclosures* permits entities to make an irrevocable election, at specified election dates, to measure eligible financial instruments and certain other instruments at fair value. The Company has not elected the fair value option for any financial instruments.

### *(a) Determination of Fair Value*

ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy for disclosure of fair value measurements based on significant inputs used to determine the fair value. The three levels of inputs are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include equity securities and U.S. Treasury securities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be

corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes U.S. government agencies, mortgage-backed debt securities, obligations of state and municipalities, corporate bonds, and certificates of deposit.

Level 3 – Unobservable inputs that are supported by little, if any, market activity for the asset or liability. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company has no investments classified in this category.

Following is a description of the valuation methodology used for the major category of financial assets and liabilities measured at fair value.

***(b) Trading Securities***

Where quoted market prices are available in an active market, securities are valued at the last traded price by obtaining feeds from a number for identical assets and liabilities of live data sources including active market makers and inter dealer brokers. These securities are classified as Level 1 within the valuation hierarchy and include equity securities and U.S. Treasury securities. If quoted market prices are not available, fair values are estimated by using bid prices and quoted prices of pools or tranches of securities with similar characteristics. These types of securities are classified as Level 2 within the valuation hierarchy and consist of U.S. government agencies, mortgage-backed debt securities, obligations of state and municipalities, corporate bonds, and certificates of deposits. In both cases, the Company has evaluated the valuation methodologies of its third-party valuation providers to determine whether such valuations are representative of an exit price in the Company's principal markets.

(c) ***Assets and Liabilities Measured at Fair Value on a Recurring Basis***

The following tables present all financial instruments measured at fair value on a recurring basis as of December 31, 2013 and 2012:

| | | December 31, 2013 | | | Total assets/ liabilities at fair value |
|---|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 | |
| Assets: | | | | | |
| Trading securities: | | | | | |
| Mortgage-backed securities | $ | — | 3,219,109 | — | 3,219,109 |
| U.S. government agencies | | — | 2,464,931 | — | 2,464,931 |
| Municipal securities | | — | 428,850 | — | 428,850 |
| Total trading securities | $ | — | 6,112,890 | — | 6,112,890 |
| Liabilities: | | | | | |
| Securities sold, not yet purchased | $ | — | 1,762,818 | — | 1,762,818 |

| | | December 31, 2012 | | | Total assets/ liabilities at fair value |
|---|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 | |
| Assets: | | | | | |
| Trading securities: | | | | | |
| Mortgage-backed securities | $ | — | 3,414,492 | — | 3,414,492 |
| U.S. government agencies | | — | 7,255,496 | — | 7,255,496 |
| Municipal securities | | — | 451,344 | — | 451,344 |
| Total trading securities | $ | — | 11,121,332 | — | 11,121,332 |
| Liabilities: | | | | | |
| Securities sold, not yet purchased | $ | — | 90,770 | — | 90,770 |

There were no transfers of financial investments between the three levels of their fair value hierarchy in 2013 or 2012.



(Continued)

*(d)* ***Financial Disclosures***

ASC 825-10-50 requires the disclosure of the estimated fair value of financial instruments. The following table presents the carrying and estimated fair values of on-balance sheet financial instruments at December 31, 2013 and 2012. The fair value represents management's best estimates based on a range of methodologies and assumptions.

Cash and cash equivalents are repriced on a short-term basis; as such, the carrying value closely approximates fair value. Various receivables and payables are not disclosed below; however, the carrying value closely approximates fair value due to their short-term nature, and they are considered Level 1 measurements.

| | 2013 | | 2012 | |
|---|---|---|---|---|
| | **Carrying value** | **Estimated fair value** | **Carrying value** | **Estimated fair value** |
| Financial assets: | | | | |
| Level 1 Measurement: | | | | |
| Cash and due from banks | $ 14,898,551 | 14,898,551 | 10,456,517 | 10,456,517 |
| Level 2 Measurement: | | | | |
| Trading securities | 6,112,890 | 6,112,890 | 11,121,332 | 11,121,332 |
| Financial liabilities: | | | | |
| Level 2 Measurement: | | | | |
| Securities sold, not yet purchased | 1,762,818 | 1,762,818 | 90,770 | 90,770 |

## (14) Subsequent Events

The Company has evaluated the effects of events or transactions that have occurred subsequent to December 31, 2013 through February 28, 2014, which is the date the financial statements were available to be issued. The Company found no material subsequent events.